UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Foley II, William P
   401 W. Carl Karcher Way
   Anaheim, CA  92801
   Orange
2. Issuer Name and Ticker or Trading Symbol
   CKE Restaurants, Inc.
   CKR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   33-0602639
4. Statement for Month/Year
   March 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CEO, Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/25/9|J(1)|V|261               |A  |22.125     |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/26/9|J(1)|V|378               |A  |22.875     |13,068             |D-ESPP|                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/26/9|S   | |50,000            |D  |18.00      |                   |I     |by Cannae L/P              |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/26/9|S   | |25,000            |D  |17.94      |                   |I     |by Cannae L/P              |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/29/9|S   | |25,000            |D  |18.00      |3,893,881*         |I     |by Cannae L/P (2)          |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |627,155            |I     |by FNF                     |
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Common Stock               |      |    | |                  |   |           |478,705            |I     |by Folco Dev               |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options         |18.125  |3/24/|J (3|V|200,000    |A  |3/24/|3/24/|Common Stock|200,000|(3)    |1,292,163   |D  |            |
                      |        |99   |)   | |           |   |99   |09   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Purchased pursuant to the CKE Restaurants, Inc. 1994 Employee Stock Purchase Plan.
(2) Cannae Limited Partnership ("Cannae"). Said shares have been reported by Cannae and are not in addition to the reported amount. Reporting Person's ownership is solely that of a limited partnership interest as a Director of Bogner & Regis, Inc., a Nevada corporation, the General Partner of Cannae, and as a limited partner of Cannae.
(3) Granted pursuant to the CKE Restaurants, Inc. 1994 Employee Stock Incentive Plan, which is exempt under
SEC Rule
16(b)(3).
*Total shares reduced by 6,226 as a result of a stock dividend paid to a former partner. The stock dividend was payable on January 11, 1999 to stockholders of record on December 28, 1998.